Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 15, 2021

Eldorado Gold Announces New Senior Secured Credit Facility

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) is pleased to announce that the Company and its syndicate of lenders have executed an amended and restated senior secured credit facility (the “fourth amended and restated credit agreement” or “Fourth ARCA”).

The Fourth ARCA consists of a US$250 million revolving senior secured credit facility with an option to increase the available credit by US$100 million through an accordion feature, as well as a letter of credit facility. The Fourth ARCA amends and replaces the May 2019 US$450 million senior secured credit facility (the “2019 Facility”), which consisted of a US$200 million non-revolving term loan and a US$250 million revolving credit facility. Under the Fourth ARCA the revolving credit facility bears interest at LIBOR plus a margin of 2.125% to 3.25%, dependent on a net leverage ratio pricing grid. To be consistent with the 6.250% senior unsecured notes due 2029 (the “Notes”) issued by Eldorado on August 26, 2021, the Fourth ARCA allows for greater flexibility for a broad range of financing alternatives for the development of the Kassandra assets.

The net proceeds from the sale of Notes were used in part to redeem the outstanding 9.5% senior secured second lien notes due 2024 and to repay outstanding amounts under the 2019 Facility.

“We continue to strengthen our balance sheet and maintain a solid financial position,” said George Burns, President and CEO. “The amended and restated senior secured credit facility provides Eldorado greater financial flexibility as we pursue a broader range of funding alternatives for the development of our Kassandra assets in Greece.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.616 2296 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “continue”, “expects”, “is expected” or “intends” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to our strengthened balance sheet and financial position and funding alternatives for the development of our Kassandra assets.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about: funding alternatives for the development of our Kassandra assets; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the geopolitical, economic and legal climate that we operate in; the repayment of outstanding indebtedness; and anticipated costs and expenses. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: global outbreaks of infectious diseases, including COVID-19; geopolitical and economic climate (global and local) risks; financing risks; as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information are designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.